Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

EMAIL COMMUNICATION

From: Wells, Candice

Sent: Friday, December 06, 2013 8:41 AM

To: Linn Energy Employees

Subject: Delay in Receipt of Proxy Materials

As mentioned in a prior email update, proxy materials related to the unitholder/shareholder vote regarding the merger with Berry Petroleum have been sent to all unitholders. However, there has been a delay in processing and mailing proxy material for employees’ restricted units. We expect those materials to arrive to you shortly, but if you have not received your proxy materials for your restricted units and you would like to go ahead and vote, please review the proxy material electronically (a link to which is available at the top of the home page of the LINN website) and call Laurel Hill Advisory Group (888-742-1305) to obtain assistance in voting your units.

Please be sure to exercise your right to vote on the merger, as well as the other items listed in the proxy materials, before 11:59 p.m. Eastern Time on December 15, 2013.

If you have any questions related to the proxy materials or upcoming meeting, please contact me or Ben Paul in the legal department.

Thanks,

Candice J. Wells

Vice President, General Counsel and Corporate Secretary

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo and LINN have filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC has declared effective on November 14, 2013, a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. LinnCo and LINN filed a definitive proxy statement/prospectus with the SEC on November 14, 2013. LinnCo and LINN also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by LinnCo, LINN and Berry with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contacting Berry’s Investor Relations department at (866) 472-8279 or via e-mail at ir@bry.com.

Participants in the Solicitation

LinnCo, LINN and Berry and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN’s directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements included in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.